U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: JOHCM Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o JOHCM (USA) Inc.

53 State Street, 13th Floor

Boston, Massachusetts 02109

Telephone Number (including area code): (617) 933-0712

Name and address of agent for service of process:

George Raine, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒    No  ☐

[Rest of Page Intentionally Left Blank]

NOTICE

A copy of the Agreement and Declaration of Trust of JOHCM Funds Trust (the “Trust”) is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by the sole Trustee of the Trust in his capacity as Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon the Trustee or any officers of the Trust or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Canton and State of Massachusetts on the 30th day of October, 2020.

Signature:

JOHCM FUNDS TRUST

By:	/s/ Jonathan Weitz
Jonathan Weitz President

Attest:

By:	/s/ Troy Sheets
Troy Sheets Treasurer